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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

FOR THE MONTH OF: **FEBRUARY 2003**

COMMISSION FILE NUMBER: **(SEC File No: 0-30006)**

SUNGOLD ENTERTAINMENT CORP.
(Translation of registrant's name into English)

**#500 – 666 Burrard Street
Vancouver, British Columbia
Canada, V6C 3P6**

_____

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [__]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [__]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

c:\documents and settings\ian\local settings\temporary internet files\olk17\form 6-k news release jan 28 20031.doc

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): **82-_____**

[INSERT DISCLOSURE INFORMATION]

This is the form of material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901.F

Securities Act

<u>**MATERIAL CHANGE REPORT**</u>

Item 1. **Reporting Issuer**

SUNGOLD ENTERTAINMENT CORP.
500 - 666 Burrard Street
Vancouver, British Columbia,
Canada, V6C 3P6

Telephone: (604) 669-9580
Facsimile: (604) 669-9577

Item 2. **Date of Material Change**

January 24, 2003

Item 3. **Press Release**

January 28, 2003

Item 4. **Summary of Material Change**

Melvin Reeves appointed COO to lead Horsepower World Pool global expansion. Grant of Options. Private Placement.

Item 5. **Full Description of Material Change**

January 28, 2003
Trading Symbol: SGGNF - BB
12g 3-2 (b): 82-2157

VANCOUVER, BC CANADA: JANUARY 28, 2003 ~ SUNGOLD ENTERTAINMENT CORP. ("Sungold") (OTCBB: SGGNF, Frankfurt: WKN 608164). Sungold and its' subsidiary Horsepower Broadcasting Network (HBN) International Ltd. ("HBN") are proud to jointly announce the appointment of Melvin Reeves to the Sungold Board of Directors and to HBN as Chief Operating Officer.

Mr. Reeves has been a member of the Law Society of British Columbia and the Canadian Bar Association for over twenty-two years. Combined with his Bachelor of Commerce degree in finance and his Masters Degree in International Business, he brings over thirty years' business experience to Sungold, including CEO, COO, CSO, CFO and General Counsel experience. Mr.

Reeves is sensitive to regulatory, governmental and online technology issues and is a past member of the Canadian Governor General's Canadian Study conference on the Impact of Changing Technology on Canadians. Mr. Reeves has been a principal and operator in three RE/MAX franchises in North America representing the interests of franchisors and realtors for over twelve years. As Chairman & CEO of Impark Services Ltd., Canada's largest parking services group with over 70% of the Canadian market, he successfully executed an operating strategy that significantly increased revenues and profitability.

Mr. Reeves is noted for his clear vision, development, execution of strategic operational plans, and leading exceptional executive teams with decision-making responsibility for growth oriented international firms seeking to optimize profitability and market share. Mr. Reeves will report directly to Mr. Hart, CEO and President of HBN.

Mr. Reeves B. Comm., M. Sc., LLb., age 50 is married for fourteen years with two children, is a past President of the University of British Columbia Alumni Association and a member of the University of British Columbia Westbrook Society.

In welcoming Mr. Reeves to the Board of Directors and as Chief Operating Officer of Horsepower Broadcasting Network (HBN) International Ltd., Mr. Hart, Chief Executive Officer & President, stated, "We have found the perfect candidate with the extensive legal, finance and successful international business operating experience to execute our Horsepower World Pool global expansion plan".

OPTION APPROVED

Mr. Reeves has been granted 750,000 incentive stock options in Sungold, exercisable at $0.10 USD per share for five (5) years on or before January 24, 2008.

$200,000 USD PRIVATE PLACEMENT COMPLETED

Mr. Melvin R. Reeves has invested $200,000. USD in a Private Placement of 2,000,000 units, each unit is comprised of one common share of Sungold Entertainment Corp. and a warrant to purchase an additional share at an exercise price of $0.10 USD per share until January 24, 2006. The offer and sale was not registered under the Securities Act of 1933 and no securities may be offered or sold absent an applicable exemption from the registration requirements of the Securities Act of 1933.

HBN is a wholly owned subsidiary of Sungold trading as SGGNF (OTCBB). www.horsepowerworldpool.com is a real time, pari-mutuel world jackpot pool designed primarily for racetracks of all breeds. Horsepower World Pool is based on a completely random, equal chance, virtual horserace, run online every 90 seconds. Horsepower World Pool has been tested to international lottery standards. The HBN corporate mission is to establish www.horsepowerworldpool.com as the leading jackpot pool worldwide.

This news release may contain forward-looking statements. Forward-looking statements address future events and conditions based on the opinions and estimates of management and, therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements.

CONTACT: Sungold Entertainment Corp.
Investor Relations, 888/669-9580
E-mail: investor_relations@sungoldent.com

Item 6.   **Reliance on Sections 85(2) (BC), 118(2) (Alberta) and 75(3) (Ontario) of the Act**

Not applicable.

Item 7.   **Omitted Information**

None.

 Item 8.   **Senior Officer**

KIM N. HART, PRESIDENT
500 - 666 Burrard Street
Vancouver, BC V6C 3P6

Item 9.   **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

February 28, 2003   */s/ANNE KENNEDY*
Date   (signature)

                                               Anne Kennedy
                                               Name of Signatory

                                               Director / Secretary
                                               Position

                                               Vancouver, BC
                                               Place of Declaration

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNGOLD ENTERTAINMENT CORP.

Date: February 28, 2003

By*:

<u>/s/ ANNE KENNEDY</u>
Anne Kennedy
Director, Corporate Secretary

*Print name and title under the signature of the signing officer